UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                              SYNERGISTICS, INC.
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                               (Name of Issuer)


                  Common Stock, $0.01 par value per share
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                      (Title of Class of Securities)

                                   871599106
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                                 (CUSIP Number)

                               Christopher J. Elliman
                              Gray, Seifert & Co., Inc.
                                  380 Madison Avenue
                              New York, New York 10017
                                    (212) 573-8170

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                 (Name, Address and Telephone Number of Person Authorized to
                                Receive Notices and Communications)

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                                           December 27, 2001
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                  (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of s240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [ x ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_______________________________________________________________________




                                   SCHEDULE 13D
                               CUSIP No. 871599106
_______________________________________________________________________

1.       Name of Reporting Persons.
                           Gray, Seifert & Co., Inc.

_______________________________________________________________________

         2.       Check the Appropriate Box if a Member of a Group
                  (a.) [   ]      (b.)  [   ]
_______________________________________________________________________

         3.       SEC USE ONLY
_______________________________________________________________________

         4.       Source of Funds
                           WC & OO
_______________________________________________________________________

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ x ]
_______________________________________________________________________

         6.                Citizenship or Place of Organization
                           Incorporated in the State of New York, USA
_______________________________________________________________________

                  7.  Sole Voting Power
                                    6,235,444
Number of
Shares            8.  Shared Voting Power
Beneficially                        1,142,871
Owned by
Each
Reporting
Person With       9.  Sole Dispositive Power
                                    6,235,444

                  10. Shared Dispositive Power
                                    1,142,871
______________________________________________________________________

     11.  Aggregate Amount Beneficially Owned by Each Reporting
            Person
                           7,378,315
_______________________________________________________________________

     12.  Check if the Aggregate Amount Represented by Amount in
            Row (11) Excludes Certain Shares (See Instructions)  [  ]
_______________________________________________________________________

     13.  Percent of Class Represented by Amount in Row (11)
                           71.7%
_______________________________________________________________________

     14.  Type of Reporting Person
                  Gray, Seifert & Co., Inc. IA

_______________________________________________________________________


Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $0.01 par value (the "Common Stock"), of Synergistics, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 9 Tech Circle, Natick, Massachusetts 01760.

Item 2.  Identity and Background

         Gray, Seifert & Co., Inc. ('Gray, Seifert'), a New York corporation, is an investment adviser registered with the Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940, as amended. Gray, Seifert's principal business address is 380 Madison Avenue, New York,
New York 10017.

         The officers and/or directors of Gray, Seifert are as follows: (i) Christopher J. Elliman, President, Treasurer and Director, principal business address 380 Madison Avenue, New York, New York 10017. (ii) Miles P. Seifert, Chief Investment Officer, principal business address 380 Madison Avenue,
New York, New York 10017. (iii) Richard T. Arkwright, Executive Vice President, principal business address 380 Madison Avenue, New York, New York 10017. (iv) Peter L. Bain, Director. Mr. Bain currently serves as Executive Vice President of Legg Mason, Inc., a financial services holding company. The principal business address for Mr. Bain and Legg Mason, Inc. is 100 Light Street, Baltimore, Maryland, 21202. (v) Timothy C. Scheve, Director. Mr. Scheve currently serves as Senior Executive Vice President of Legg Mason, Inc., a financial services holding company. The principal business address for Mr. Scheve and Legg Mason, Inc. is 100 Light Street, Baltimore, Maryland, 21202.

         Neither Gray, Seifert nor any of its executive officers or directors has, during the last five years; (i) been convicted in any criminal proceedings; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Legg Mason, Inc., a financial services holding company, is the parent company of Gray, Seifert. The officers and directors of Legg Mason, Inc. are as follows (each of the following may be contacted at 100 Light Street, Baltimore, Maryland, c/o Legg Mason, Inc.): (i) Harold L. Adams, Director. Mr. Adams is Chairman and Chief Executive Officer of RTKL Associates, Inc., an architecture, engineering and planning firm. (ii) Peter L. Bain, Executive Vice President (iii) Barry F. Bilson, Senior Vice President. (iv) James W. Brinkley, Director and Senior Executive Vice President . (v) Charles J. Daley, Jr.,
Senior Vice President and Treasurer. (vi) Mark R. Fetting, Executive Vice President. (vii) Harry M. Ford, Jr., Director and Senior Vice President. (viii) Richard J. Himelfarb, Director and Senior Executive Vice President. (ix) John E. Koerner, Director. Mr. Koerner is President of Koerner Capital Corporation, a private investment corporation. (x) Raymond A. Mason, Chairman of the Board, President and Chief Executive Officer. (xi) Thomas P. Mulroy, Senior Vice President. (xii) Edward I. O'Brien, Director. (xiii) Peter F. O'Malley, Director. Mr. O'Malley is Of Counsel to the law firm of O'Malley, Miles, Nylen
& Gilmore and President of Aberdeen Creek Corp., a privately-held company engaged in investment, business consulting and development. (xiv) Robert F. Price, Senior Vice President, General Counsel and Secretary. (xv) Robert G. Sabelhaus, Executive Vice President. (xvi) Timothy C. Scheve, Senior Executive Vice President. (xvii) Kurt L. Schmoke, Director. Mr. Schmoke is a partner with the law firm Wilmer, Cutler & Pickering. (xviii) Roger W. Schipke, Director.
(xix) Elisabeth N. Spector, Senior Vice President. (xx) Nicholas J. St. George, Director. (xxi) Joseph A. Sullivan, Senior Vice President. (xxii) Edward A. Taber, III, Senior Executive Vice President. (xxiii) James E. Ukrop, Director. Mr. Ukrop is the principal executive officer of Ukrop Super Markets, Inc.

         On June 11, 2001, the Securities and Exchange Commission issued an order against Legg Mason Wood Walker, Incorporated, Joseph A. Sullivan, Senior Vice President of Legg Mason, Inc. and others, pursuant to which Mr. Sullivan was censured and ordered to cease and desist from committing or causing any violations of MSRB Rules G-36(b)(i) and Rule G-27(a) as it relates to Rule G-36. Mr. Sullivan was also required to pay a civil penalty of $10,000.

         Neither Legg Mason, Inc., nor any of its other executive officers or directors has, during the last five years; (i) been convicted in any criminal proceedings; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

         Gray, Seifert, as discretionary investment adviser to its clients, acquired beneficial ownership of 1,142,871 shares of Common Stock at an aggregate cost to such clients of $1,171,377. Gray, Seifert has also acquired beneficial ownership of 6,235,444 shares of Common Stock using its own working capital at an aggregate cost of $249,418.

Item 4.  Purpose of Transaction

         1,142,871 shares of the Common Stock that are the subject of this filing were acquired by Gray, Seifert, as discretionary investment adviser for the benefit of certain investment advisory clients. These shares were acquired for investment purposes. 6,235,444 shares of the Common Stock that are the subject of this filing were acquired by Gray, Seifert from certain of its investment advisory clients in furtherance of the settlement of threatened litigation. Gray, Seifert has requested that the management of the Company consider taking action that would permit Gray, Seifert and the other shareholders to liquidate their investment in the Company.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of filing of this Schedule 13D, Gray, Seifert is deemed to beneficially own 7,378,315 shares of the Common Stock of the Company. Based upon the most recently available filing with the SEC, the Company has 9,632,561 shares outstanding. Thus, Gray, Seifert is deemed to beneficially own 71.7% of the outstanding equity securities.

         (b)      Sole power to vote - 6,235,444
                  Shared power to vote - 1,142,871 (Shared With Clients) Sole power to dispose - 6,235,444
                  Shared power to dispose - 1,142,871 (Shared With Clients)

         (c) During the past sixty (60) days, Gray, Seifert entered into the following transactions involving shares of the Common Stock: (i) pursuant to a letter agreement dated December 27, 2001, Gray, Seifert acquired 25,000 shares of the Common Stock from an investment advisory client; (ii) pursuant to settlement agreement dat ed December 31, 2001, Gray, Seifert acquired 633,527 shares of the Common Stock from an investment advisory client; and (iii) pursuant to settlement agreement dated January 31, 2002, Gray, Seifert acquired 5,576,917 shares of the Common Stock from an investment advisory client.

         (d) Not applicable

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with
             Respect to Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits.

         None

_______________________________________________________________________


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002

Gray, Seifert & Co., Inc.


By:  /s/ Christopher J. Elliman


_________________________________
President